SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on February 28, 2005

Amsterdam • 28 February 2005

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN OR INTO THE UNITED STATES OR OVER UNITED STATES WIRE OR NEWS SERVICES

ING Group brings its stake in ING Bank Slaski to 75% in March

ING Group announced today that an Information Memorandum has been published in connection with an offering by ING Bank of shares in ING Bank Slaski. According to a previous agreement with the Polish Banking Supervision Commission (KNB) ING will in March 2005 reduce its current stake of 87.77% in ING Bank Slaski by 12.77%. The transaction will involve an offering of 1,661,141 ING Bank Slaski shares held by ING Bank NV, which is a 100% subsidiary of ING Group. It is expected that the transaction will significantly improve the liquidity of ING Bank Slaski shares.

By reducing the stake in ING Bank Slaski, ING Group is fulfilling requirements set by the Polish regulator in 2001. ING Group has no intention to further reduce its stake in ING Bank Slaski in the future.

The shares will be sold through a fully marketed offering, for which the book building will start on 7 March. On 16 March the books will close, after which Pricing and Allocation will take place on 17 March. Settlement of the transaction is planned to take place on 22 March. The offering will be targeted to retail and institutional investors in Poland, as well as international institutions in other European countries.

ING Bank Slaski is the fifth largest bank in Poland measured by asset size and the fourth largest bank measured by deposit base. At 31 December 2004, ING Bank Slaski had total assets of EUR 8,550 million and total deposits of EUR 6,974 million, respectively amounting to 6.4% and to 8.1% of total assets and total deposits in the Polish banking sector. ING Bank Slaski is a majority owned subsidiary of ING Bank. ING Bank Slaski provides a range of retail and corporate banking services throughout Poland.

Press enquiries: ING Group, Dailah Nihot, +31 20 541 6516, dailah.nihot@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933 (the

“Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

Certain of the statements contained in this press release that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,

• changes in general economic conditions, including in particular economic conditions in ING’s core markets,
• changes in performance of financial markets, including emerging markets,
• the frequency and severity of insured loss events,
• changes affecting mortality and morbidity levels and trends,
• changes affecting persistency levels,
• changes affecting interest rate levels,
• changes affecting currency exchange rates, including the euro-U.S. dollar exchange rate,
• increasing levels of competition in the Netherlands and emerging markets,
• changes in laws and regulations
• regulatory changes relating to the banking or insurance industries,
• changes in the policies of central banks and/or foreign governments,
• general competitive factors, in each case on a global, regional and/or national basis.

ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: February 28, 2005